

April 27, 2009

Room 7010

Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      Re: **Lennar Corporation**
           Form 10-K for Fiscal Year Ended November 30, 2008
           File No. 001-11749
           Definitive Proxy filed March 4, 2009

Dear Mr. Gross:

       We have reviewed your response letter dated April 9, 2009 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended November 30, 2008

Results of Operations, page 22

1.   We note your response to our prior comment 1 and your proposed disclosure for future filings. In future filings, please expand your disclosure to provide a reconciliation of operating margin as a percentage of revenues from home sales excluding valuation adjustments to the most directly comparable GAAP measure. Also, please provide all the disclosures required in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for both gross margin and operating margin on home sales excluding valuation adjustments:

        • Discuss the manner in which you use the non-GAAP measures to conduct or evaluate your business.

        • Discuss the economic substance behind your decision to use such measures.

        • Discuss the material limitations associated with use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure.

- Disclose the manner in which you compensate for these limitations when using the non-GAAP measure.

Further note, if you continue to present these measures because management uses them as performance measures, you must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure.

Form 10-Q for February 28, 2009

Financial Condition and Capital Resources, page 36

2. On page 42 you state, "Based on our current financial condition and credit relationships, we believe that our operations and borrowing resources will provide for our current and long-term capital requirements at our anticipated levels of activity." While you have had positive cash flow from operations of $80.2 million and $1.1 billion in the quarter ending February 28, 2009, and the fiscal year ending November 30, 2008, these amounts are significantly impacted by the collection of income tax receivables during these periods. You have incurred substantial losses in recent periods, revenue is down 44% in the first quarter, and new orders and backlog have continued to decrease. While you have $1.1 billion in cash as of February 28, 2009, the borrowing availability on your credit facility was $185 million. You report debts payable and other contractual obligations due within a year of $828 million as of November 30, 2008, an amount you report has not changed materially as of February 28. Please expand the discussion, in future filings, to provide more specific information on how you expect to meet these obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined these sources will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.

Critical Accounting Policies, page 49

3. In response to prior comment 7, you provide additional disclosure in your Form 10-Q discussing how you estimate the fair value of communities evaluated for impairment under SFAS 144. Expand the discussion to provide more detailed information on the basis for your assumptions such as the timing of home sales and selling prices and costs and how you indentify and analyze marketplace trends to develop these assumptions. Due to the levels of subjectivity and judgment necessary, a more detailed explanation of how you arrived at your assumptions would be useful to an investor. For example, clarify the extent to which you use current metrics to value a community, such as actual sales prices and days on market figures, how you adjust this type of historical information to reflect trends, what types of trends are considered in your analysis, and at what point is a noticed variation in sales price or days on market considered a trend.

Provide expanded information on both your process for developing these assumptions and the specific information about your communities that is significant to your estimates. Also, discuss how accurate these estimates have been in the past and consider what information can be provided to investors concerning the sensitivity of these estimates.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief